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                                  EXHIBIT 21.1


                         Subsidiaries of the Registrant

1. A.K. Industries, Inc. and its wholly owned subsidiary, Amkor-Anam, Inc., each a Texas corporation.

2. Amkor Electronics, Inc., a Pennsylvania corporation.

3. Amkor Anam Test Services, a California corporation.

4. C.I.L. Limited, a corporation organized under the laws of the British Cayman Islands and its wholly owned subsidiary Amkor/Anam Euroservices S.A.R.L., a corporation organized under the laws of France.

5. T.L. Limited, a corporation organized under the laws of the British Cayman Islands and its subsidiaries, Amkor Anam Advanced Packaging, Inc., Amkor/Anam Pilipinas, Inc., and its subsidiary Automated Microelectronics Inc., each such subsidiary, a corporation organized under the laws of the Philippines.